Filed by: Tele Norte Leste Participações S.A.
Filed Pursuant to Rule 433 and 425 under the Securities Act of 1933

Subject Company: Tele Norte Leste Participações S.A.
Registration Statement Nos 333-133994 and 333-133992
We have filed registration statements on Form F-1 and Form F-4 (including the prospectuses contained therein) with the SEC for the issuance of securities to which this communication relates. Before you vote or otherwise make an investment decision with respect to these securities, you should read the prospectuses in those registration statements on Form F-4 and other documents we have filed with the SEC for more complete information about TmarPart and the corporate stock swap. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or TNL’s investor relations Web site at www.telemar.com.br/ri. Alternatively, we will arrange to send you the prospectus contained in the Form F-4 if you request it by sending an email to invest@telemar.com.br or calling +55 21 3131-1208.

Tele Norte Leste	Telemar Norte
Participações S.A.	Leste S.A.
CNPJ/MF Nº 02.558.134/0001-58	CNPJ/MF Nº 33.000.118/0001-79
NIRE Nº 33 3 0026253 9	NIRE Nº 33 300 152 580
Public Company	Public Company
Telemar
Participações S.A.
CNPJ/MF N° 02.107.946/0001-87
NIRE 3330016601-7
Public Company
COMMUNICATION
Rio de Janeiro, August 21, 2006 — TELE NORTE LESTE PARTICIPAÇÕES S.A. (BOVESPA: TNLP3 / TNLP4; NYSE: TNE) today announced that in addition to the Relevant Facts published on 04.17.2006, 05.11.2006, 06.16.2006, and 08.17.2006, the companies Telemar Participações S.A. (“TmarPart”), Tele Norte Leste Participações S.A. (“TNLP”, Bovespa: TNLP3, TNLP4; NYSE: TNE) and Telemar Norte Leste S.A. (“Tmar”, Bovespa: TMAR3, TMAR5, TMAR6), collectively referred to herein as “Telemar Companies”, in order to inform their shareholders and the market, hereby announces the following:
Telemar Companies’ management, considering the publication of the CVM Orientation Release No. 34/04, of 08.18.2006, communicates that they are analyzing the terms of such release, in particular regarding the proceedings for the approval of the transaction by the shareholders of Telemar Companies.
Telemar Companies’ management is already in a position to confirm that the exchange ratios will be maintained as established in the previous relevant facts, since such ratios were determined by management, considering the report prepared by Rothschild’s and available in the Telemar Companies’ website since April 19 of the current year, as a condition for the implementation of the Reorganization. Therefore, the transaction will be cancelled if such exchange ratios are not approved in the meeting.

Telemar Companies understand the transaction will benefit the companies and all their shareholders, as well as the whole market, for the reasons mentioned in the last relevant fact dated 08.17.2006, which are the following:
•	Strengthening the fundamentals, growth, and continuity of the activities and businesses of the Telemar Companies;

•	Extension of voting rights and 100% tag along rights to all shareholders;

•	Adherence to the best Corporate Governance practices of Novo Mercado;

•	Creation of a board of directors composed of 11 members, of which the majority will be independent;

•	Limitation on the number of votes that may be exercised by the same shareholder or group of shareholders to 10% of the capital stock, regardless of the number of shares held;

•	Obligation to make a public offer for the acquisition of shares to all other shareholders, in case of an acquisition of shares greater than 20% by any shareholder or group of shareholders;

•	Increase of liquidity of the shares, due to the concentration of the shareholders in one company and with one class of shares;

•	New policy for dividends, as indicated in the Relevant Fact of 05.11.06, that will have an expected result, subject to applicable legal limitations, of R$3 billion in each of the two years following the restructuring, and 80% of the free cash flow as from the third year; and

•	Improved access to the equity markets, which will increase financing resources generally.

For more information, please contact:
INVESTOR RELATIONS	GLOBAL CONSULTING GROUP
Email: invest@telemar.com.br	Lauren Puffer
Roberto Terziani (55 21) 3131-1208	lpuffer@hfgcg.com
Carlos Lacerda (55 21) 3131-1314	Tel: 1-646-284-9404
Fax: (5521) 3131-1144	Fax: 1-646-284-9494